Riot and the Dance

August 6 at 7:42 PM ·

Make this project happen at angel.com/riot. Expressing your interest in investing in The Riot and the Dance allows you to be the first to know when and if this project begins fundraising so that you can put money toward The Riot and the Dance for the chance to earn a return.

You can watch our original pilot episode called The Riot and the Dance: Water, which has been rated over 78% Audience Score on Rotten Tomatoes. Check it out and the potential investment opportunity at angel.com/riot.

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.


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